October 18, 2005


Mr. Jon Lever
Chief Financial Officer
Wealth Minerals Ltd.
#1901-1177 W. Hastings St.
Vancouver, British Columbia V6E 2K3

	Re:	Wealth Minerals Ltd. Hhlkjldkfjonl
		Forms 20-F and 20-F/A for Fiscal Year Ended November 30,
2004
		Filed May 31, 2005 and July 6, 2005
      Response Letter Dated October 5, 2005
		File No. 0-26636

Dear Mr. Jon Lever:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended November 30, 2004

Auditors` Report

1. We note the revisions to your auditors` report in response to our prior comment three, which refers to reliance on other auditors, although we were unable to locate the reports of other auditors. As previously requested, please include in your filing the audit report to which Sadovnick Telford + Skov are referring. Refer to Instruction 2 to Item 8.A.2 of Form 20-F and Rule 2-05 of Regulation
S-X. In this regard we reissue comment 3





General

2. Please note that we would expect all your proposed revisions to be incorporated into a single amended document with the complete item included for which revisions have been made. Refer to Rule 12b-15 of the Exchange Act Rules.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

      Sincerely,



								Jill S. Davis
								Branch Chief


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Jon Lever
Chief Financial Officer
October 18, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010